SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 20)

BELLUS HEALTH INC.
(Name of Company)

COMMON SHARES, NO PAR VALUE
(Title of class of securities)

07986A101
(CUSIP Number)

Dr. Francesco Bellini
Chairman and Chief Executive Officer
BELLUS Health Inc.
275 Armand Frappier Blvd.
Laval, Quebec H7V 4A7, Canada
(450) 680-4500
(Persons Authorized to Receive Notices and Communications)
December 9, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.   07986A101                                                                                                           Schedule 13D                                                                                                                  Page 2 of  30 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) P. P. Luxco Holdings II S.A.R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS ( See Instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,087,382
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,087,382
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,087,382
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.   07986A101                                                                                                           Schedule 13D                                                                                                                  Page 3 of  30 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Picchio Pharma Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS ( See Instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,450,429
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,450,429
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,450,429
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9%
14.	TYPE OF REPORTING PERSON HC, CO

CUSIP No.   07986A101                                                                                                           Schedule 13D                                                                                                                  Page 4 of  30 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FMRC Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS ( See Instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,706,468[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,706,468[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,706,468[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4%
14.	TYPE OF REPORTING PERSON OO

________________________

[1]	As described in Item 4 of amendment No. 17, FMRC is deemed to share beneficial ownership of the BELLUS Shares owned by each of Picchio and Luxco.

CUSIP No.   07986A101                                                                                                           Schedule 13D                                                                                                                  Page 5 of  30 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John W. Churchill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS ( See Instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,706,468
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,706,468
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,706,468
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4%
14.	TYPE OF REPORTING PERSON IN

CUSIP No.   07986A101                                                                                                           Schedule 13D                                                                                                                  Page 6 of  30 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vernon H. Strang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS ( See Instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,706,468
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,706,468
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,706,468
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4%
14.	TYPE OF REPORTING PERSON IN

CUSIP No.   07986A101                                                                                                           Schedule 13D                                                                                                                  Page 7 of  30 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Power Technology Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS ( See Instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON HC, CO

CUSIP No.   07986A101                                                                                                           Schedule 13D                                                                                                                  Page 8 of  30 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Victoria Square Ventures Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS ( See Instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 1,172,704
	8.	SHARED VOTING POWER 11,450,429[2]
	9.	SOLE DISPOSITIVE POWER 1,172,704
	10.	SHARED DISPOSITIVE POWER 11,450,429[2]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,623,133[2]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.2%
14.	TYPE OF REPORTING PERSON HC, CO

________________________

[2]
Victoria Square Ventures Inc. (“VSV”) has acquired the BELLUS Shares and the Picchio shares previously owned by Power Technology Investment Corporation (“Power Tech”) and has succeeded to all of the contractual rights and obligations of Power Tech with respect thereto. As described in Item 6 as amended in amendment No. 14, VSV (in the place of Power Tech) has tracking stock rights with respect to 5,534,184 of the BELLUS Shares directly owned by Luxco.  Pursuant to such rights, VSV may request the disposition of up to 5,534,184 of the BELLUS Shares held by Luxco and included in the amounts given above.  To exercise such rights, VSV must request the other shareholders of Picchio to assist it in causing Luxco to dispose of up to all 5,534,184 BELLUS Shares with respect to which VSV has tracking stock rights.  Such other shareholders of Picchio have agreed that upon such request they will use all commercially reasonable efforts, subject to applicable law and agreements, to cause Luxco to dispose of the shares in accordance with VSV's request.  The net proceeds of such sale would be distributed to VSV as a dividend on the Class P Special Shares of Picchio held by VSV.  In addition, Rocabe Investments Inc. (in the place of FMRC and 18056 Yukon Inc.) has corresponding tracking stock rights with respect to the remaining 5,534,184 BELLUS Shares directly owned by Luxco and included in the amounts given above.

CUSIP No.   07986A101                                                                                                           Schedule 13D                                                                                                                  Page 9 of  30 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Francesco Bellini
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS ( See Instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 518,541[3]
	8.	SHARED VOTING POWER 1,484,184[4]
	9.	SOLE DISPOSITIVE POWER 518,541[3]
	10.	SHARED DISPOSITIVE POWER 1,484,184[4]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,002,725[5]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4%
14.	TYPE OF REPORTING PERSON IN

[3]
Includes 178,541 common shares directly owned by Dr. Bellini, 200,000 common shares issuable under currently exercisable options and 140,000 common shares which Dr. Bellini is entitled to receive pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained.

[4]	Includes 1,484,184 common shares held of record by Dr. Bellini's wife and which he may be deemed to beneficially own.

[5]
Includes 178,541 common shares directly owned by Dr. Bellini, 200,000 common shares issuable under currently exercisable options, 140,000 common shares which Dr. Bellini is entitled to receive pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained, and 1,484,184  common shares held of record by Dr. Bellini's wife and which he may be deemed to beneficially own.

CUSIP No.   07986A101                                                                                                           Schedule 13D                                                                                                                 Page 10 of  30 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roberto Bellini
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS ( See Instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 53,700
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 53,700
	10.	SHARED DISPOSITIVE POWER 5,534,184[6]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,587,884
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14.	TYPE OF REPORTING PERSON IN

________________________

[1]
Includes all of Rocabe Investments Inc.'s tracking stock rights received from 18056 Yukon Inc. (which received such rights from 1324286 Alberta Ltd. which in turn received such rights from FMRC) with respect to 5,534,184 of the BELLUS Shares directly owned by Luxco (originally disclosed in Item 6 as amended in amendment No. 14, and as amended in Item 4 of amendment No. 16 and Item 4 of amendment No. 17).

CUSIP No.   07986A101                                                                                                           Schedule 13D                                                                                                                 Page 11 of  30 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlo Bellini
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS ( See Instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 64,200
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 64,200
	10.	SHARED DISPOSITIVE POWER 5,534,184[7]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,598,384
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14.	TYPE OF REPORTING PERSON IN

________________________

[1]
Includes all of Rocabe Investments Inc.'s tracking stock rights received from 18056 Yukon Inc. (which received such rights from 1324286 Alberta Ltd. which in turn received such rights from FMRC) with respect to 5,534,184 of the BELLUS Shares directly owned by Luxco (originally disclosed in Item 6 as amended in amendment No. 14, and as amended in Item 4 of amendment No. 16 and Item 4 of amendment No. 17).

This Amendment No. 20 amends the Schedule 13D filed on October 3, 2003, as amended, including as amended by the most recent amendment filed on November 5, 2008 (the "Statement"), and is filed by (i) P.P. Luxco Holdings II S.A.R.L., (ii) Picchio Pharma, Inc., (iii) FMRC Family Trust, (iv) John W. Churchill, (v) Vernon H. Strang, (vi) Power Technology Investment Corporation, (vii) Victoria Square Ventures Inc., (viii) Dr. Francesco Bellini, (ix) Roberto Bellini and (x) Carlo Bellini, relating to the common shares, no par value (the "BELLUS Shares"), of BELLUS Health Inc. (formerly known as Neurochem Inc.), a corporation organized under the Canada Business Corporations Act (the "Company").  Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended hereby, all information previously filed remains in effect.  All dollar amounts are in Canadian dollars.

This Amendment No. 20 is filed as a result of the sale, transfer and assignment by Power Technology Investment Corporation (“Power Tech”) to Victoria Square Ventures Inc. (“VSV”) of all of Power Tech’s BELLUS Shares, all of Power Tech’s securities interests in Picchio, and all of its contractual rights and obligations with respect thereto.

ITEM 2.                      IDENTITY AND BACKGROUND

The first paragraph of Item 2 is amended and restated to read in its entirety as follows:

The Statement is being filed by P.P. Luxco Holdings II S.A.R.L. (“Luxco”), Picchio Pharma Inc. (“Picchio”), FMRC Family Trust (“FMRC”), John W. Churchill, Vernon H. Strang, Power Technology Investment Corporation (“Power Tech”), Victoria Square Ventures Inc. (“VSV”), Dr. Francesco Bellini, Roberto Bellini and Carlo Bellini (the “Filing Persons”).

The seventh paragraph of Item 2 is hereby amended and restated to read in its entirety as follows:

VSV is a corporation duly incorporated under the Canada Business Corporations Act, having its head office at 751 Victoria Square, Montreal, province of Quebec, H2Y 2J3.

The eleventh paragraph of Item 2 is hereby amended and restated to read in its entirety as follows:

VSV is wholly owned by Power Corporation of Canada (“Power Corp”) and as a result of direct and indirect securities holdings, may be deemed to be controlled by Mr. Paul G. Desmarais. Power Corp., a corporation organized under the laws of Canada, is a diversified management and holding company, and its principal business address is 751 Square Victoria, Montreal (Quebec), Canada H2Y 2J3. The name, citizenship, occupation and principal business address of each of the directors and executive officers of Power Corp. are listed on Exhibit A. Mr. Paul G. Desmarais, a citizen of Canada, has his principal business address at 751 Square Victoria, Montreal (Quebec), Canada H2Y 2J3. Exhibit B hereto identifies additional persons through whom Mr. Paul G. Desmarais may be deemed to control Power Corp., and, in turn, VSV. The filing of this Statement, including the Exhibits, shall not be construed as an admission that any of the control relationships enumerated herein actually exist.

The paragraph identifying Carlo Bellini is hereby amended to read in its entirely as follows:

Carlo Bellini is Executive Director of Domodimonti Snc. Società Agrcola. He is also a beneficiary of FMRC. His principal business address is Flat 302, Sussex Mansions, 65-85 Old Brompton Road, SW7 3LB London, United Kingdom. Carlo Bellini is a Canadian citizen.

ITEM 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended by adding the following at the end thereof:

On December 9 2008, VSV acquired from Power Tech (i) 1,172,704 BELLUS Shares, (ii) US$7,000,000 Convertible Senior Note (the “Notes”) issued by the Company, (iii) 40,884,302 class A common shares of Picchio, (iv) 36,066,667 class P special shares of Picchio, and (v) 11,300,000 preferred shares of Picchio (collectively, the “BELLUS Related Assets”). The purchase price for the 1,172,704 BELLUS Shares was $586,352. The purchase price for the US$7,000,000 Notes was $210,596, and the purchase price for the 36,066,667 class P special shares of Picchio was $1.00. VSV used general corporate funds of its shareholder and parent company, Power Corp., to purchase the BELLUS Shares and Notes.

On various dates from November 18, 2008 to December 9, 2008, Dr. Francesco Bellini’s wife, Marisa Bellini, used an aggregate of $137,808 in personal funds to acquire an aggregate of 254,912 BELLUS Shares in market transactions.

ITEM 4.                      PURPOSE OF TRANSACTION

Item 4 is hereby amended by adding the following at the end thereof:

The transfer of securities of the Company and Picchio by Power Tech to VSV is a result of an internal restructuring by Power Corp. of certain assets. This transfer did not change the direct or indirect beneficial ownership of any of the Filing Persons except to substitute VSV for the Power Tech beneficial ownership.

In connection with the transfer of the BELLUS Related Assets from Power Tech to VSV, (1) VSV intervened in the Amended and Restated Shareholders Agreement by and among Power Tech, FMRC, Dr. Bellini and Picchio dated November 9, 2006 (the “Shareholders Agreement”) and agreed to be bound by the terms and conditions of the Shareholders Agreement as if it were an original party thereto, and (2) VSV succeeded to all rights and obligations of Power Tech with respect to the BELLUS Related Assets under any and all other agreements. See the shareholders Consent dated December 9, 2008, and the Intervention between VSV and Power Tech dated December 9, 2008, which are attached as Exhibits KK and LL respectively.

The purpose of the purchases by Marisa Bellini described in Item 3 above was to increase Marisa Bellini’s direct percentage ownership of the Company.

ITEM 5.                      INTEREST IN SECURITIES OF THE COMPANY

All references to Power Tech in subsection (a) and (b) of Item 5 of the Statement are amended to read VSV. All references to BELLUS Shares owned by Marisa Bellini in subsection (a) and (b) of Item 5 are amended to refer to her ownership of 1,484,184  BELLUS Shares.

The tenth paragraph of subsection (a) of Item 5 is amended and restated to read in its entirety as follows:

Certain directors and executive officers of Power Corp. or VSV, or their spouses, own BELLUS Shares as follows (number of BELLUS Shares in parentheses): (A) Peter Kruyt (110,700), of which 42,700 are subject to options which are currently exercisable or exercisable within 60 days; (B) Andre Desmarais (221,800), of which 11,800 are subject to options which are currently exercisable or exercisable within 60 days, 60,000 of which are held of record by his wife and which he may be deemed to beneficially own, and 100,000 of which are held of record by a holding company he controls and which he may be deemed to beneficially own; and (C) Luc Jobin (2,000). Messrs. Kruyt and Jobin are also Directors of Picchio, and Mr. Andre Desmarais is a Director and the Deputy-Chairman of Picchio.  In addition, John A. Rae, a Director and Executive Vice President of Power Corp., is the Chair of the Board of Trustees of Queen's University at Kingston, Ontario, which owns 84,058 BELLUS Shares.  John A. Rae disclaims beneficial ownership of those shares.

Subsection (c) of Item 5 is amended to add the following at the end thereof:

On December 9 2008, VSV acquired from Power Tech (i) 1,172,704 BELLUS Shares for a purchase price of $586,352, and (ii) US$7,000,000 Notes issued by the Company for a purchase price of $210,596, and (iii) 36,066,667 class P special shares of Picchio for a purchase price of $1.00.

On October 27, 2008, Andre Desmarais’ wife bought in the open market 24,500 BELLUS Shares for a purchase price of $26,375, and on October 28, 2008 she bought an additional 15,500 BELLUS Shares for $11,625. On October 8, 2008 Paul Desmarais Jr.'s spouse sold in the open market 1,500 BELLUS Shares for $1,140.

Between November 18, 2008 and December 9, 2008, Marisa Bellini made the following purchases of BELLUS Shares:

Date	Shares Purchased	Price
11/18/08	25,000	$0.56
11/18/2008	25,000	$0.55
11/21/2008	10,000	$0.55
11/24/2008	10,000	$0.54
11/24/2008	10,000	$0.55
11/25/2008	10,000	$0.54
11/25/2008	10,000	$0.53
12/2/2008	36,500	$0.59
12/2/2008	200	$0.62
12/4/2008	28,054	$0.57
12/5/2008	10,000	$0.50
12/5/2008	37,699	$0.50
12/8/2008	10,200	$0.48
12/8/2008	10,000	$0.50
12/9/2008	22,259	$0.50

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 3 and item 4 of this Amendment are incorporated by reference in this Item 6.

Item 6 is hereby amended by adding the following at the end thereof:

In December 2008, the holders of a majority of the Notes consented to a First Amendment to the Indenture governing the Notes, amending the provisions of the Indenture relating to the listing of the BELLUS Shares on an exchange. Under the Indenture as so amended, the holders of the Notes may not declare an event of default if the BELLUS Shares cease to be listed on a U.S. national securities exchange, so long as the BELLUS Shares continue to be listed on the Toronto Stock Exchange or another recognized securities exchange. Power Tech and FMRC were among the beneficial owners of the Notes consenting to the amendment. The Form of the First Amendment to the Indenture is attached as Exhibit MM hereto.

ITEM 7.      MATERIALS TO BE FILED AS EXHIBITS

The following Exhibits are filed herewith:

A.	Directors and Executive Officers of Power Corporation of Canada.
B.	Persons who may be deemed in control of Victoria Square Ventures Inc.
C.	Directors and Executive Officers of the Filing Persons.
KK.
Consent by 1324286 Alberta Ltd., Rocabe Investments Inc., and Power Technology Investment Corporation to transfer of the Picchio Pharma Inc. shares held by Power Technology Investment Corporation to Victoria Square Ventures Inc. dated December 9, 2008.

LL.	Intervention between Victoria Square Ventures Inc. and Power Technology Investment Corporation dated December 9, 2008.
MM.	Form of First Amendment to the Indenture between BELLUS Health Inc. and The Bank of New York Mellon, as trustee

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2008

P.P. LUXCO HOLDINGS II S.A.R.L.

By:	/s/ Dr. Francesco Bellini
Name: Dr. Francesco Bellini
Title: Manager

By:	/s/ Jean-Christophe Dauphin
Name: Jean-Christophe Dauphin
Title: Manager

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2008

PICCHIO PHARMA INC.

By:	/s/ Dr. Francesco Bellini
Name: Dr. Francesco Bellini
Title: Chairman and Director

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2008

FMRC FAMILY TRUST

By:	/s/ Vernon H. Strang
Name: Vernon H. Strang
Title: Trustee

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2008

/s/ John W. Churchill
JOHN W. CHURCHILL, Trustee

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2008

/s/ Vernon H. Strang
VERNON H. STRANG, Trustee

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2008

POWER TECHNOLOGY INVESTMENT CORPORATION

By:	/s/ Peter Kruyt
Name: Peter Kruyt
Title: President

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2008

VICTORIA SQUARE VENTURES INC.

By:	/s/ Stephane Lemay
Name: Stephane Lemay
Title: Vice-President

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2008

/s/ Dr. Francesco Bellini
DR. FRANCESCO BELLINI

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2008

/s/ Roberto Bellini
ROBERTO BELLINI

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2008

/s/ Carlo Bellini
CARLO BELLINI

EXHIBIT INDEX

EXHIBIT NAME

A.	Directors and Executive Officers of Power Corporation of Canada.
B.	Persons who may be deemed in control of Victoria Square Ventures Inc.
C.	Directors and Executive Officers of the Filing Persons.
D.	Subscription Agreement by and among Neurochem Inc., P.P. Luxco Holdings II S.A.R.L. and Picchio Pharma Inc., dated July 25, 2002. [1]
E.	Amended and Restated Shareholders Agreement, dated November 9, 2006 by and among Power Investment Technology Corporation, FMRC Family Trust, Picchio Pharma Inc. and Dr. Francesco Bellini. [11]
F.	Warrant dated July 25, 2002. [1]
G.	Warrant dated February 18, 2003.[1]
H.	Joint Filing Agreement. [11]
I.	Memorandum of Agreement between Torquay Consultadoria y Servicios LDA and Power Tech, dated May 5, 2004, with an effective date of May 6, 2004.[2]
J.	Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of April 30, 2004. [2]
K.	Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of May 27, 2004 up until August 31, 2004. [11]
L.	Memorandum of Agreement, dated as of May 28, 2004, by and between DKR Saturn Event Driven Holding Fund Ltd. and Power Tech.[3]
M.	Memorandum of Agreement, dated as of May 28, 2004, by and between DKR Saturn Multi-Strategy Holding Fund Ltd. and Power Tech.[3]
N.	Memorandum of Agreement, dated as of July 22, 2004, by and between Viking Global Equities LP and Power Tech.[3]
O.	Memorandum of Agreement, dated as of July 22, 2004, by and between VGE III Portfolio Ltd. and Power Tech.[3]
P.	Credit Agreement, dated as of July 30, 2004, by and between Picchio and National Bank of Canada.[4]
Q.	Pledge Agreement, dated July 30, 2004 by and between Luxco and National Bank of Canada.[4]
R.	Guarantee Agreement, dated July 30, 2004 by and between Luxco and National Bank of Canada.[4]
S.	Commitment Letter, dated February 14, 2005.[5]
T.	Agreement made as of December 1, 2004 by and between the Company and Dr. Bellini.[5]
U.	Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of March 3, 2005.[6]
V.	Acknowledgement of Debt, made on March 9, 2005, by and between Vern Strang As Trustee of The FMRC Family Trust and 18056 Yukon Inc.[6]
W.
Underwriting Agreement by and among Neurochem Inc., UBS Securities LLC, CIBC World Markets Corp., Piper Jaffray & Co., Desjardins Securities Inc., Wells Fargo Securities, LLC, BMO Nesbitt Burns Inc., and Fortis Securities LLC (Incorporated by reference to Exhibit 3 to the Company's registration statement on Form F-10 filed with the Securities and Exchange Commission (file no. 333-122965) on March 4, 2005).

X.	Notice of Pledge, dated April 21, 2005, by Luxco to National Bank of Canada. [6]
Y.	Credit Agreement, dated January 26, 2006 by and between Picchio and National Bank of Canada.[7]
Z.	Guarantee Agreement, dated January 26, 2006 by and between Luxco and National Bank of Canada.[7]
AA.	Pledge Agreement, dated January 26, 2006 by and between Luxco and National Bank of Canada.[7]
BB.	Indenture dated as of November 9, 2006 by and between the Company and The Bank of New York, as trustee.[7]
CC.	Registration Rights Agreement dated as of November 9, 2006 by and between the Company and UBS Securities LLC.[8]
DD.	Voting Agreement dated as of May 1, 2007 by and among the Company and the Shareholders.[9]
EE.	Lock-Up Agreement dated as of May 1, 2007 by and among the Company and Dr. Bellini.[12]
FF.
Consent and Intervention dated July 12, 2007 by and among Vern Strang es qualité Trustee of The FMRC Family Trust, Dr. Francesco Bellini, 18056 Yukon Inc., 1324286 Alberta Ltd., Power Technology Investment Corporation and Picchio Pharma Inc.[10]

GG.
Consent, Intervention and Amendment, dated October 17, 2007 by and among 18056 Yukon Inc., Rocabe Investments Inc., Roberto Bellini, Carlo Bellini, Power Technology Investment Corporation, Picchio Pharma Inc., Vern Strang as trustee of FMRC Family Trust, Dr. Francesco Bellini and 1324286 Alberta Ltd.[11]

HH.	Promissory Note dated October 17, 2007. [11]
II.	Letter dated October 23, 2008 from Dr. Francesco Bellini to BELLUS Health Inc., Picchio Pharma Inc. and Power Technology Investment Corporation.[13]
JJ.	Press Release dated October 21, 2008 issued by BELLUS Health Inc.[13]
KK.
Consent by 1324286 Alberta Ltd., Rocabe Investments Inc., and Power Technology Investment Corporation to transfer of the Picchio Pharma Inc. shares held by Power Technology Investment Corporation to Victoria Square Ventures Inc. dated December 9, 2008.

LL.	Intervention between Victoria Square Ventures Inc. and Power Technology Investment Corporation dated December 9, 2008.
MM.	Form of First Amendment to the Indenture between BELLUS Health Inc. and The Bank of New York Mellon, as trustee.

_____________________

1	Previously filed with Schedule 13D on October 3, 2003.
2	Previously filed with Amendment No. 2 to Schedule 13D on May 11, 2004.
3	Previously filed with Amendment No. 3 to Schedule 13D on July 26, 2004.
4	Previously filed with Amendment No. 4 to Schedule 13D on August 2, 2004.
5	Previously filed with Amendment No. 7 to Schedule 13D on March 9, 2005.
6	Previously filed with Amendment No. 8 to Schedule 13D on April 25, 2005.
7	Previously filed with Amendment No. 12 to Schedule 13D on August 22, 2006.
8	Previously filed with Amendment No. 14 to Schedule 13D on November 13, 2006.
9	Previously filed with Amendment No. 15 to Schedule 13D on May 3, 2007.
10	Previously filed with Amendment No. 16 to Schedule 13D on July 16, 2007.
11	Previously filed with Amendment No. 17 to Schedule 13D on October 22, 2007.
12	Previously filed with Amendment No. 18 to Schedule 13D on March 20, 2008.
13	Previously filed with Amendment No. 19 to Schedule 13D on November 5, 2008.